712 Fifth Avenue

New York, New York 10019

(212) 957-5000

Douglas J Wetmore

Executive Vice President

Chief Financial Officer

March 3, 2011

W. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Griffon Corporation

Form 8-K/A

Filed November 12, 2010

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed November 17, 2010

Definitive Proxy Statement on Schedule 14A

Filed December 15, 2010

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Filed February 3, 2011

File No. 1-06620

Dear Mr. Cash:

We acknowledge receipt of your comment letter dated February 28, 2011 with respect to the above referenced filings (the “Comment Letter”).

Pursuant to my conversation with Mr. Kevin Stertzel yesterday, we requested, and Mr. Stertzel agreed, that an extension of an additional ten business days for the Company to respond to the Comment Letter is appropriate in light of the travel schedules of certain key members of the Company’s senior management team. As requested by Mr. Stertzel, we are hereby submitting such request in writing. We intend to submit our response to the Comment Letter on or before March 28, 2011, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (212) 957-5000.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Douglas J. Wetmore